OnTime Care Team Video – Script

Opening Slide

Accomplished management team with extensive successful history of strategic advisory to doctors and medical facilities across the U.S.

Team photos and listing:

- Ken Greenberg – Co-Founder and President
- Jeffrey L. Bass – Chief Operating Officer
- Rodney D. Reider – Chief Executive Officer
- Jon Zvi Batash, MD – Chief Medical Officer
- Robin Bennett – Chief Technology Officer

Patient Innovations OnTime Care Logo;

SaaS to Eliminate Wait Times and Increase Efficiency

Meet our incredible team

[Video cycles through execs and key Advisory Board members:

- Ken Greenberg – President & Co-Founder
- Akram Boutros, MD, FACHE – Co-Founder & Advisor
- Rodney Reider – CEO
  Author of "Grabbing the Next Rung: The Heart of Leadership"
- Jeff Bass, MA – COO
  One of Long Island's Leading Business Advisors
- Jon Z. Batash, MD – Chief Medical Officer
- Robin Bennett – Chief Technology Officer
- Jeffrey D. Alter – Board Chair
  CEO – Summit Health/CityMD; Prior CEO – UnitedHealthcare
- Richard Shlofmitz – Advisory Board
  Chief of Cardiology, Catholic Health System, Long Island
- Cathleen Bennett – Advisory Board
  CEO: NJ Hospital Association; Prior NJ Commissioner of Health
- Joseph R. Ficalora – Advisory Board
  Immediate Past Chairman & CEO: New York Community Bank
- Keith Newby, MD – Advisory Board
  CEO – Fort Norfolk Medical & Medical Dir. of Equity for Sentara Health
- James Tsai – Advisory Board
  CEO – NY Eye & Ear Infirmary of Mount Sinai Health System

OnTime Care logo repeats to end.